KW
3/10/14



14046590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 68728

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/13___ AND ENDING___12/31/13___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LINCOLN DOUGLAS INVESTMENTS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

135 S. MAIN ST.
                       (No. and Street)

MT. VERNON   OH   43050
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRANDON BULLOCK   740 - 397 - 1397
                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA GROUP, LLC
                      (Name – if individual, state last, first, middle name)

1250 OLD HENDERSON RD.   COLUMBUS   OH   43220
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.


RECEIVED
FEB 2 7 2014
191

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

3/14/14

OATH OR AFFIRMATION

I, __BRANDON L. BULLOCK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LINCOLN DOUGLAS INVESTMENTS, LLC__ , as of __DECEMBER 31 ST__ , 20 _13_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

__FINOP__
Title

_____
Notary Public

DIANE K KOPSCICK
Notary Public, State of Ohio
My Commission Expires 12-13-2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) (A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1) and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Board of Directors
Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

Independent Auditors' Report

Report on the Financial Statements

We have audited the accompanying financial statements of Lincoln Douglas Investments, LLC (an Ohio limited liability corporation), which comprise the balance sheets as of December 31, 2013 and 2012 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

HHH CPA Group LLC

1250 Old Henderson Road Columbus, OH 43220

614.451.4644 Office ▪ 614.451.3818 Fax

www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated in all material respects in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA
February 11, 2014

LINCOLN DOUGLAS INVESTMENTS, LLC

BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

		2013		2012
ASSETS				
Cash	$	178,340	$	143,369
Receivable from broker-dealers and clearing organization		55,794		49,969
Prepaid expenses		14,999		12,503
Total current assets		249,133		205,841
Deposit with clearing organization		50,000		50,000
	$	299,133	$	255,841
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable	$	-	$	9,277
Commissions payable		79,879		51,480
Accrued liabilities		5,203		4,059
Total current liabilities		85,082		64,816
Subordinated debt		100,000		100,000
Total liabilities		185,082		164,816
Members' equity:				
Contributed capital		35,000		35,000
Retained earnings		79,051		56,025
Total members' equity		114,051		91,025
	$	299,133	$	255,841

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

		2013		2012
Revenues:				
Commissions	$	1,201,630	$	1,008,505
Fee Income		222,950		94,437
Investment Advisory		48,416		-
Other income		65,810		43,080
Interest		2,614		1,692
Total revenues		1,541,420		1,147,714
Expenses:				
Commissions		1,053,547		753,940
Clearing house charges		188,976		156,565
Payroll expense		187,037		135,603
Registration		18,093		18,474
Computer and internet		18,074		15,378
Office expenses		7,430		6,140
Interest		5,179		5,000
Telephone		4,828		4,826
Printing and postage		4,145		3,857
Professional fees		3,970		5,000
Office rent		3,600		3,600
Advertising		3,378		6,382
Investment Advisory		3,249		-
Client rebates		981		7,805
Meals and entertainment		-		3,756
Other		5,212		3,531
Total expenses		1,507,699		1,129,857
Net income	$	33,721	$	17,857

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Contributed Capital:		
Balance at beginning of period	$ 35,000	$ 35,000
Contributed capital	-	-
Balance at end of period	35,000	35,000
Retained Earnings:		
Balance at beginning of period	56,025	38,168
Net income	33,721	17,857
Distributions	(10,695)	-
Balance at end of period	79,051	56,025
Total members' equity	$ 114,051	$ 91,025

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 33,721	$ 17,857
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization	(5,825)	6,414
Prepaid expenses	(2,496)	(5,025)
Increase (decrease) in:		
Accounts payable	(9,277)	9,277
Commissions payable	28,399	(2,115)
Accrued liabilities	1,144	4,059
Interest payable	-	(3,264)
Total adjustments	11,945	9,346
Net cash provided by operating activities	45,666	27,203
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Distributions to members	(10,695)	-
Net cash used in financing activities	(10,695)	-
Net increase in cash	34,971	27,203
Cash at beginning of period	143,369	116,166
Cash at end of period	$ 178,340	$ 143,369
Supplemental disclosures:		
Interest paid	$ 5,179	$ 8,264
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Subordinated Borrowings:		
Balance at beginning of period	$ 100,000	$ 100,000
Additional borrowings	-	-
Repayments or borrowings	-	-
Balance at end of period	$ 100,000	$ 100,000

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 1 - Summary of Significant Accounting Policies

A.   Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2013, the Company is licensed in 30 states, including Alabama, California, Colorado, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Mississippi, Missouri, Minnesota, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, West Virginia, Washington and Wisconsin.

B.   Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C.   Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2013. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 1 - Summary of Significant Accounting Policies - Continued

E. Commissions

Commission income and commission expense are recorded on a trade-date basis as security transactions occur.

F. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs are $3,378 and $6,382 in 2013 and 2012, respectively.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2013, $5,672, or $50,000. At December 31, 2013 the Company's net capital as defined by SEC Rule 15c3-1 was $149,052 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2013 the ratio was 0.43 to 1.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable semi-annually. The note matures in April 2016, at which time the principal balance is due. The principal payment can only be made with FINRA approval.

(Continued)

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Note 5 – Income Taxes

Lincoln Douglas Investments, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2010.

Note 6 – Leases

The Company entered into an operating lease for office space in December 2010. The lease agreement is controlled by one of the Company's members. The lease commenced in April 2011 and calls for monthly payments of $300 through March 2016. Total rent expense under the lease was $3,600 for 2013.

Future minimum lease payments under the new lease are as follows for years ending December 31:

2014	$3,600
2015	3,600
2016	900
Thereafter	-
	$ 8,100

Note 7 – Change in Presentation

Fee income was included in commissions revenue in the 2012 financial statements. It has been reclassified to agree to the 2013 financial statement presentation.

Note 8 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2013, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2013

Schedule I

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

NET CAPITAL

Total members' equity		$114,051
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Total capital and allowable subordinated liabilities		214,051
Non-allowable assets:		
Prepaid expenses	$ 14,999	14,999
Net capital before haircuts on securities positions		199,052
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$199,052
Computation of aggregate indebtness – Total liabilities from Balance Sheet		$ 85,082
Ratio of aggregate indebtness to net capital		0.43 to 1

Schedule II

**Reconciliation with Company's Computation of Net Capital as
Included in Part IIA of Form X-17A-5**

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$199,052
Audit adjustments	-
Net capital per audited financial statements	$199,052



Richard B. Dumas, CPA   Dominic J. DiBartolomeo, CPA
rdumas@hhhcpagroup.com   nick@hhhcpagroup.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

UNDER SEC RULE 17A-5(g)(1)

Board of Directors
Lincoln Douglas Investments, LLC

In planning and performing our audit of the financial statements of Lincoln Douglas Investments, LLC for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because Lincoln Douglas Investments, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HHH CPA Group LLC

1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the informational use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

February 11, 2014



Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Members
Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Lincoln Douglas Investments, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Lincoln Douglas Investments, LLC's compliance with the applicable instructions of Form SIPC-7. Lincoln Douglas Investments, LLC's management is responsible for Lincoln Douglas Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period December 31 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com
Member: American Institute of Certified Public Accountants

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

February 11, 2014

LINCOLN DOUGLAS INVESTMENTS, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2013

	Payment Date	Payee	Amount
1st Half	July 23, 2013	SIPC	$ 1,275